

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Bill Hodson
Chief Executive Officer
LiveWire Ergogenics, Inc.
1600 N Kraemer Blvd.
Anaheim, CA 92806

      Re: LiveWire Ergogenics, Inc.
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed August 19, 2021
          File No. 024-11593

Dear Mr. Hodson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

Amendment No. 1 to Form 1-A Filed August 19, 2021

General

1.   Please revise the heading on pages five through eight to reflect the correct periods of December 31, 2020 and December 31, 2019. In addition, please revise the filing to include the notes to unaudited consolidated financial statements, which you indicate on pages 1 through 8 are an integral part of these unaudited consolidated financial statements.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Erin Purnell, Staff Attorney at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing